Exhibit 99.1

KCG Holdings, Inc. 545 Washington Boulevard Jersey City, New Jersey 07310 1 201 222 9400 tel 1 800 544 7508 toll free www.kcg.com

KCG APPOINTS CHARLES HALDEMAN NON-EXECUTIVE CHAIRMAN OF THE BOARD

Jersey City, N.J., October 30, 2013 – KCG Holdings, Inc. (NYSE: KCG), a leading independent securities firm, today announced the appointment of Charles (“Ed”) Haldeman as non-executive Chairman of the Board effective November 1, 2013.

Previously, Mr. Haldeman was CEO of the Federal Home Loan Mortgage Corporation (Freddie Mac). He was appointed to the position in June 2009, nine months after Freddie Mac was placed into conservatorship. Mr. Haldeman was instrumental in stabilizing the company in the wake of the financial crisis of 2008. He retired from Freddie Mac in 2012. In 2002, Mr. Haldeman joined Putnam Investments, a Boston-based mutual fund company, where he went on to become President, CEO and Chairman.

“Ed is a well-recognized leader in the financial services industry. For the past four decades, he has consistently stood for integrity, client service and bringing the best talent and technology to meet clients’ needs,” said Daniel Coleman, the Chief Executive Officer of KCG. “This is exactly our focus at KCG, and we are delighted to welcome him to the Board.”

KCG Holdings is a global financial services firm focused on market making, electronic execution, and institutional sales and trading. The company was formed in July 2013 as a result of the merger between Getco, LLC and Knight Capital Group.

Mr. Haldeman added: “As one of the world’s leading market makers, KCG provides its customers with extraordinary client service and delivers the liquidity that is critical to an efficient and functioning market. I welcome the opportunity to collaborate with the exceptionally talented individuals at KCG to continue to build upon its successes.”

Prior to his tenure at Putnam, Mr. Haldeman held several executive positions in the asset management industry, including CEO of Delaware Investments in Philadelphia and President and Chief Operating Officer of United Asset Management Corporation (UAM). He began his career at the investment firm Cooke and Bieler Inc., an affiliate of UAM, where he helped grow assets under management from $250 million to approximately $5.5 billion during his 25-year career with the firm.

Mr. Haldeman has a long history of professional and civic leadership. He is currently a Non-Executive Director of McGraw Hill Financial, Inc. From 2007-2010, he was Chairman of the Board of Trustees of Dartmouth College and has also served as a member of the Board of Overseers for Dartmouth’s Tuck School of Business. He is a graduate of Harvard Law School, Harvard Business School, and Dartmouth College.

Mr. Haldeman will replace the current non-Executive Chairman of the Board, Stephen Schuler, a co-founder of GETCO, a predecessor company to KCG. Mr. Schuler will remain on the KCG Board.

About KCG

KCG is a leading independent securities firm offering investors a range of services designed to address trading needs across asset classes, product types and time zones. The firm combines advanced technology with exceptional client service across market making, agency execution and venues. KCG has multiple access points to trade global equities, fixed income, currencies and commodities via voice or automated execution. www.kcg.com

CONTACTS

Sophie Sohn	Jonathan Mairs
Communications & Marketing	Investor Relations
312-931-2299	201-356-1529
media@kcg.com	jmairs@kcg.com